Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of FalconStor Software, Inc. on Form S-8 (File No. 333-212717) of our report dated March 19, 2020, with respect to our audits of the consolidated financial statements of FalconStor Software, Inc. as of December 31, 2019 and for the year then ended, which report is included in this Annual Report on Form 10-K of FalconStor Software, Inc. for the year ended December 31, 2019.

Our report on the financial statements refers to a change in the method of accounting for leases effective January 1, 2019. Our report also includes our opinion regarding the adjustment made to the consolidated financial statements of FalconStor Software, Inc. as of and for the year ended December 31, 2018 to retrospectively apply the impact of the reverse stock split described in Note 1 to the consolidated financial statements.

/s/ Marcum LLP

Marcum llp
Costa Mesa, California
March 19, 2020